The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

and

BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B

Class VA
(offered on and after May 2, 2016)

~~May 1, 2017 (as revised~~ _____, ~~2017~~2018)

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company of NY (Brighthouse or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has 59 investment choices. We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Brighthouse Funds Trust I (formerly Met Investors Series Trust)

AB Global Dynamic Allocation Portfolio (Class B)*

Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)*

American Funds® Balanced Allocation Portfolio (Class C)

American Funds® Growth Allocation Portfolio (Class C)

American Funds® Growth Portfolio (Class C)

American Funds® Moderate Allocation Portfolio (Class C)

AQR Global Risk Balanced Portfolio (Class B)*

BlackRock Global Tactical Strategies Portfolio (Class B)*

BlackRock High Yield Portfolio (Class B)

Brighthouse Asset Allocation 100 Portfolio (Class B) (formerly MetLife Asset Allocation 100 Portfolio)

Brighthouse Balanced Plus Portfolio (Class B)* (formerly MetLife Balanced Plus Portfolio)

Brighthouse Small Cap Value Portfolio (Class B) (formerly MetLife Small Cap Value Portfolio)

Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B) (formerly Met/Aberdeen Emerging Markets Equity Portfolio)

Brighthouse/Eaton Vance Floating Rate Portfolio (Class B) (formerly Met/Eaton Vance Floating Rate Portfolio)

Brighthouse/Franklin Low Duration Total Return Portfolio (Class B) (formerly Met/Franklin Low Duration Total Return Portfolio)

Clarion Global Real Estate Portfolio (Class B)

ClearBridge Aggressive Growth Portfolio (Class B)

Goldman Sachs Mid Cap Value Portfolio (Class B)

Harris Oakmark International Portfolio (Class B)

Invesco Balanced-Risk Allocation Portfolio (Class B)*

Invesco Comstock Portfolio (Class B)

Invesco Mid Cap Value Portfolio (Class B)

Invesco Small Cap Growth Portfolio (Class B)

JPMorgan Core Bond Portfolio (Class B)

JPMorgan Global Active Allocation Portfolio (Class B)*

Loomis Sayles Global Markets Portfolio (Class B)

MetLife Multi-Index Targeted Risk Portfolio (Class B)*

MFS® Research International Portfolio (Class B)

PanAgora Global Diversified Risk Portfolio (Class B)*

PIMCO Inflation Protected Bond Portfolio (Class B)

PIMCO Total Return Portfolio (Class B)

Pyramis® Government Income Portfolio (Class B)*

Pyramis® Managed Risk Portfolio (Class B)*

Schroders Global Multi-Asset Portfolio (Class B)*

SSGA Growth and Income ETF Portfolio (Class B)

SSGA Growth ETF Portfolio (Class B)

T. Rowe Price Large Cap Value Portfolio (Class B)

T. Rowe Price Mid Cap Growth Portfolio (Class B)

Brighthouse Funds Trust II (formerly Metropolitan Series Fund)

Baillie Gifford International Stock Portfolio (Class B)

BlackRock Ultra-Short Term Bond Portfolio (Class B)

Brighthouse Asset Allocation 20 Portfolio (Class B) (formerly MetLife Asset Allocation 20 Portfolio)

Brighthouse Asset Allocation 40 Portfolio (Class B) (formerly MetLife Asset Allocation 40 Portfolio)

Brighthouse Asset Allocation 60 Portfolio (Class B) (formerly MetLife Asset Allocation 60 Portfolio)

Brighthouse Asset Allocation 80 Portfolio (Class B) (formerly MetLife Asset Allocation 80 Portfolio)

Brighthouse/Artisan Mid Cap Value Portfolio (Class B) (formerly Met/Artisan Mid Cap Value Portfolio)

Brighthouse/Dimensional International Small Company Portfolio (Class B) (formerly Met/Dimensional International Small Company Portfolio)

Brighthouse/Wellington Core Equity Opportunities Portfolio (Class B) (formerly Met/Wellington Core Equity Opportunities Portfolio)

Frontier Mid Cap Growth Portfolio (Class B)

Jennison Growth Portfolio (Class B)

MetLife Aggregate Bond Index Portfolio (Class G)* (formerly Barclays Aggregate Bond Index Portfolio)

MetLife Mid Cap Stock Index Portfolio (Class G)

MetLife MSCI EAFE® Index Portfolio (Class G) (formerly MSCI EAFE® Index Portfolio)

MetLife Russell 2000® Index Portfolio (Class G) (formerly Russell 2000® Index Portfolio)

MetLife Stock Index Portfolio (Class B)

MFS® Value Portfolio (Class B)

Neuberger Berman Genesis Portfolio (Class B)

T. Rowe Price Large Cap Growth Portfolio (Class B)

Western Asset Management Strategic Bond Opportunities Portfolio (Class B)

Western Asset Management U.S. Government Portfolio (Class B)

~~* If you elect the GWB v1 rider, you must allocate all of your Purchase Payments and Account Value among these Investment Portfolios. These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.~~

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Brighthouse Variable Annuity Contract.

To learn more about the Brighthouse Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated ~~May~~ _____ ~~1~~, ~~2017~~2018. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 79 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at **www.brighthousefinancial.com**, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.

The contracts:

- are not bank deposits
- are not FDIC insured
- are not insured by any federal government agency
- are not guaranteed by any bank or credit union
- may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

~~May 1, 2017 (as revised~~ _____ , ~~2017~~2018)

federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.

Non-Natural Persons as Owners. If the Owner of a non-qualified annuity contract is not a natural person (e.g., is a corporation, partnership, or a trust other than a trust that holds the contract as agent for a natural person), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person or, subject to our administrative procedures, a corporation or other legal entity we approve. The Owner of this contract, if held by or for the benefit of a natural person, can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other legal entities to fund a qualified or non-qualified retirement plan except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.

Non-Natural Persons as Beneficiaries. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.

Inquiries. If you need more information, please contact our *Annuity Service Center* at:


Brighthouse Life Insurance Company of NY
Annuity Service Center
P.O. Box 10366
Des Moines, Iowa 50306-0366
(800) 343-8496


Electronic Delivery. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.

Contact us at **www.brighthousefinancial.com** for more information and to enroll.

The next tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Investment Portfolio fees and expenses.

Account Fee (Note 1)	$30

Separate Account Annual Expenses (Note 2)
(referred to as Separate Account Product Charges)
(as a percentage of average Account Value in the Separate Account)

Mortality and Expense Charge	1.05%
Administration Charge	0.25%
Total Separate Account Annual Expenses	1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average Account Value in the Separate Account)

Optional Death Benefit — Annual Step-Up Death Benefit	0.20%
Total Separate Account Annual Expenses Including Charge for Optional Death Benefit	1.50%

Note 1. The account fee is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")

Note 2. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

Additional Optional Rider Charges (Note 1)

Guaranteed Withdrawal Benefit (GWB) Rider Charges

(as a percentage of the Total Guaranteed Withdrawal Amount (Note 2))

GWB v1 — maximum charge	1.80%
GWB v1 — current charge	0.90%

Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

Note 2. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefits — Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up but will not exceed the maximum charges listed in this table. (See "Expenses.")

Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider Charges

(as a percentage of the Benefit Base (Note 3))

GLWB — maximum charge	2.00%
GLWB — current charge for contracts issued on and after _____, 2018	~~1.45%~~
	1.35%
GLWB — current charge for contracts issued before _____, 2018	1.20%

Note 3. On the issue date, the Benefit Base is set at an amount equal to your initial Purchase Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for a definition of the term Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.") For contracts issued with the GLWB on and after _____, 2018, the current charge is 1.35%. For contracts issued with the GLWB prior to _____ _____, ~~2017~~ 2018, the GLWB rider charge was 1.20% ~~at contract issue~~.

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Owner Transaction Expenses, the Account Fee, Separate Account Annual Expenses, and Investment Portfolio Fees and Expenses.

The Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume: (a) maximum and (b) minimum fees and expenses of any of the Investment Portfolios (before any waiver and/or reimbursement). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

~~[TO BE UPDATED BY AMENDMENT]~~

Chart 1. Chart 1 assumes you select the optional GLWB rider (assuming the maximum 2.00% charge applies in all Contract Years), which is the most expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$1,194	$1,964	$2,721	$4,733
minimum	$1,112	$1,727	$2,341	$4,049

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$494	$1,424	$2,361	$4,733
minimum	$412	$1,187	$1,981	$4,049

Chart 2. Chart 2 assumes that you do not select any optional living benefit rider or the optional Annual Step Up death benefit rider, which is the least expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$994	$1,379	$1,771	$2,961
minimum	$912	$1,133	$1,358	$2,128

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$294	$839	$1,411	$2,961
minimum	$212	$593	$ 998	$2,128

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the Accumulation Unit value history appears in Appendix A of this prospectus as well as in the SAI.

selected. You may not choose more than 18 Investment Portfolios at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A *Business Day* is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information — Requests and Elections.")

We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.

In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.

If you choose the GWB v1 rider, we will require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider" until the rider terminates.

If you choose the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GLWB" until the rider terminates.

If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an Enhanced Dollar Cost Averaging (EDCA) or standard Dollar Cost Averaging (DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options — Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios, we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.

We reserve the right to make certain changes to the Investment Portfolios. (See "Investment Options — Substitution of Investment Options.")

Investment Allocation Restrictions for Certain Riders

Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider

If you elect the GWB v1 rider, you may allocate your Purchase Payments and Account Value among the following Investment Portfolios:

- (a) AB Global Dynamic Allocation Portfolio
- (b) Allianz Global Investors Dynamic Multi-Asset Plus Portfolio
- (c) AQR Global Risk Balanced Portfolio
- (d) BlackRock Global Tactical Strategies Portfolio
- (e) Brighthouse Balanced Plus Portfolio
- (f) Invesco Balanced-Risk Allocation Portfolio
- (g) JPMorgan Global Active Allocation Portfolio
- MetLife Aggregate Bond Index Portfolio
- (h) MetLife Multi-Index Targeted Risk Portfolio
- (i) PanAgora Global Diversified Risk Portfolio
- Pyramis® Government Income Portfolio

- ~~(j)~~Pyramis® Managed Risk Portfolio
- ~~(k)~~Schroders Global Multi-Asset Portfolio

~~In addition, you may allocate Purchase Payments and Account Value to the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio.~~No other Investment Portfolios are available with the GWB v1 rider.

The Investment Portfolios listed above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GWB v1 rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GWB v1 rider is not selected may offer the potential for higher returns. Before you select the GWB v1 rider, you and your financial representative should carefully consider whether the investment options available with the GWB v1 rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

You may also allocate Purchase Payments to the ~~Enhanced Dollar Cost Averaging (EDCA)~~ program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GWB v1 rider, you may not participate in the ~~Dollar Cost Averaging (DCA)~~ program.

Restrictions on Investment Allocations After Rider Terminates. If you elected the GWB v1 rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios. (For information on the termination of the GWB v1 rider, see the description of the rider in the "Living Benefits" section.)

Restriction on Subsequent Purchase Payments.
While the GWB v1 rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see "Living Benefits — GWB Rate Table"). However, we will permit you to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions

apply to your contract: (a) your Account Value is below the minimum described in "Purchase — Termination for Low Account Value"; or (b) the GWB v1 rider charge is greater than your Account Value. If the GWB v1 rider is cancelled (see "Living Benefits — Operation of the Guaranteed Withdrawal Benefit — Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefits — Operation of the Guaranteed Withdrawal Benefit — Termination of the GWB Rider"), the restriction on subsequent Purchase Payments no longer applies.

Investment Allocation and Other Purchase Payment Restrictions for the GLWB

If you elect the GLWB rider, you must comply with certain investment allocation restrictions. The investment allocation restrictions are different for contracts issued before or on and after _____, 2018. Please speak with your registered representative or call our Annuity Service Center if you have any questions about the investment allocation restrictions applicable to your contract.

Investment Allocation Restrictions ~~For~~for Contracts Issued with the GLWB on ~~or~~and after _____, ~~2017~~2018

~~[INVESTMENT OPTIONS AND PERCENTAGES TO BE UPDATED BY AMENDMENT]~~

Allocation. ~~If~~ **For contracts issued on and after _____, 2018, if** you elect the GLWB rider, you must ~~comply with certain investment allocation restrictions.~~**Specifically, you must** allocate according to **either** (A) or (B) below:

(A) You must allocate:

- 100% of your Purchase Payments or Account Value among the [Option A portfolio, Option A portfolio, Option A portfolio, and/or Option A portfolio] (you may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the above listed Investment Portfolios; you may not allocate Purchase Payments to the Dollar Cost Averaging program).

OR

(B) You must allocate:

- *up to* ~~[70%]~~% of Purchase Payments or Account Value to ~~{Platform 1}~~ portfolios; and
- *at least* ~~[]%~~ 30% of Purchase Payments or Account Value to ~~{Platform 2}~~ portfolios.

(See the "~~EDCA~~ Optional Enhanced Dollar Cost Averaging Program" section below for information on allocating Purchase Payments to the EDCA account under option (B). You may not allocate Purchase Payments to the ~~Dollar Cost Averaging~~ DCA program under option (B).)

The investment options in each Platform are:

~~[~~Platform 1~~]~~

AB Global Dynamic Allocation Portfolio

Allianz Global Investors Dynamic Multi~~[Option B1 portfolio~~Asset Plus Portfolio

~~Option B1~~American Funds® ~~portfolio~~Balanced Allocation Portfolio

~~Option B1~~American Funds® ~~portfolio~~Growth Allocation Portfolio

American Funds® Growth Portfolio

American Funds® Moderate Allocation Portfolio

AQR Global Risk Balanced Portfolio

Baillie Gifford International Stock Portfolio

BlackRock Global Tactical Strategies Portfolio

Brighthouse Asset Allocation 100 Portfolio

Brighthouse Asset Allocation 20 Portfolio

Brighthouse Asset Allocation 40 Portfolio

Brighthouse Asset Allocation 60 Portfolio

Brighthouse Asset Allocation 80 Portfolio

Brighthouse Balanced Plus Portfolio

Brighthouse Small Cap Value Portfolio

Brighthouse~~]~~/Aberdeen Emerging Markets Equity Portfolio

Brighthouse/Artisan Mid Cap Value Portfolio

Brighthouse/Dimensional International Small Company Portfolio

Brighthouse/Wellington Core Equity Opportunities Portfolio

Clarion Global Real Estate Portfolio

ClearBridge Aggressive Growth Portfolio

Frontier Mid Cap Growth Portfolio

Harris Oakmark International Portfolio

Invesco Balanced-Risk Allocation Portfolio

Invesco Comstock Portfolio

Invesco Mid Cap Value Portfolio

Invesco Small Cap Growth Portfolio

Jennison Growth Portfolio

JPMorgan Global Active Allocation

Loomis Sayles Global Markets Portfolio

MetLife Mid Cap Stock Index Portfolio

MetLife MSCI EAFE® Index Portfolio

MetLife Multi-Index Targeted Risk

MetLife Russell 2000® Index Portfolio

MetLife Stock Index Portfolio

MFS® Research International Portfolio

MFS® Value Portfolio

Neuberger Berman Genesis Portfolio

PanAgora Global Diversified Risk Portfolio

Pyramis® Managed Risk Portfolio

Schroders Global Multi-Asset Portfolio

SSGA Growth and Income ETF Portfolio

SSGA Growth ETF Portfolio

T. Rowe Price Large Cap Growth Portfolio

T. Rowe Price Large Cap Value Portfolio

T. Rowe Price Mid Cap Growth Portfolio

Wells Capital Management Mid Cap Value Portfolio (formerly, Goldman Sachs Mid Cap Value Portfolio)

~~[~~Platform 2~~]~~

BlackRock High Yield Portfolio

BlackRock Ultra~~[Option B2 portfolio~~Short Term Bond Portfolio

~~Option~~Brighthouse~~/ B2 portfolio~~Eaton Vance Floating Rate Portfolio

~~Option~~Brighthouse~~/ B2 portfolio~~Franklin Low Duration Total Return Portfolio

JPMorgan Core Bond Portfolio

MetLife Aggregate Bond Index Portfolio

PIMCO Inflation Protected Bond Portfolio

PIMCO Total Return Portfolio

Pyramis® Government Income Portfolio

Western Asset Management Strategic Bond Opportunities Portfolio

Western Asset Management U~~[~~.S. Government Portfolio

Certain investment choices listed in ~~[~~Option A and Platform 1~~]~~ of Option B above have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios.. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" section.

Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above limitations.

Optional Enhanced Dollar Cost Averaging Program. You may allocate Purchase Payments to the ~~Enhanced Dollar Cost Averaging~~ (EDCA) program. If you choose to allocate a Purchase Payment to the EDCA program, you must allocate the entire Purchase Payment to that program. Any transfer from an EDCA program balance must be allocated in accordance with the investment allocation restrictions described above. In addition, unless you provide us with different instructions, if you made previous Purchase Payments before allocating a Purchase Payment to the EDCA program, all transfers from the EDCA program must be allocated to the same Investment Portfolios as your most recent allocations for Purchase Payments.

Your Purchase Payments and transfer requests must be allocated in accordance with the above limitations. We will reject any Purchase Payments or transfer requests that do not comply with the above limitations.

Rebalancing. If you choose to allocate according to (B) above, we will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the allocation limitations described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the rider issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the 1st day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a Business Day, the reallocation will occur on the next

Business Day. Withdrawals from the contract will not result in rebalancing on the date of withdrawal.

The rebalancing requirement described above does not apply if you choose to allocate according to {Option A}. If you choose to allocate according to {Option A}, rebalancing is optional and you may choose any available frequency.

Changing Allocation Instructions. You may change your Purchase Payment allocation instructions at any time by providing notice to us at our Annuity Service Center, or any other method acceptable to us, provided that such instructions comply with the investment allocation restrictions described above. Future Purchase Payment allocations, EDCA Account transfer allocations, and rebalancing will be made in accordance with your revised allocation instructions.

Transfers. Please note that any transfer request must result in an Account Value that meets the allocation limits described above. Any transfer request will not cause your allocation instructions to change unless you provide us with a separate instruction at the time of transfer.

GLWB Additional Information. We determine whether an investment option is available in {Option A} or {Option B} and is classified as {Platform 1} or {Platform 2}. We may determine or change the classification of an investment option in the event that an investment option is added, deleted, substituted, merged or otherwise reorganized. You will not be required to reallocate Purchase Payments or Account Value that you allocated to an investment option before we changed its classification, unless you make a new Purchase Payment or request a transfer among investment options (other than pursuant to rebalancing and ~~Enhanced Dollar Cost Averaging~~ EDCA programs in existence at the time the classification of the investment option changed). If you make a new Purchase Payment or request a transfer among investment options, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior written notice of any changes in classification of investment options. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy..

Investment Allocation Restrictions For Contracts Issued with the GLWB ~~prior to~~ _____, ~~2017~~2018

If ~~you elected~~ your Contract was issued with the GLWB rider ~~prior to~~ _____, ~~2017~~2018~~,~~ you must ~~comply with certain investment allocation restrictions. Specifically, you must~~ allocate according to Platform 1 and Platform 2 below. You may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the Investment Portfolios listed below. If you elect the GLWB, you may not participate in the ~~Dollar Cost Averaging (DCA)~~ program.

Platform 1

You must allocate:

- a minimum of 80% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Brighthouse Balanced Plus Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Aggregate Bond Index Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis® Government Income Portfolio, Pyramis® Managed Risk Portfolio, and Schroders Global Multi-Asset Portfolio.

AND

Platform 2

You may allocate:

- a maximum of 20% of Purchase Payments or Account Value among the American Funds® Balanced Allocation Portfolio, American Funds® Moderate Allocation Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio, Brighthouse Asset Allocation 60 Portfolio, and SSGA Growth and Income ETF Portfolio.

The investment choices listed in Platform 1 above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" section.

Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above investment allocation restrictions.

Optional Enhanced Dollar Cost Averaging Program. You may allocate Purchase Payments to the ~~Enhanced Dollar Cost Averaging (EDCA)~~ program. If you choose to allocate a Purchase Payment to the EDCA program, you must allocate the entire Purchase Payment to that program. Any transfer from an EDCA program balance must be allocated in accordance with the investment allocation restrictions described above. In addition, unless you provide us with different instructions, if you made previous Purchase Payments before allocating a Purchase Payment to the EDCA program, all transfers from the EDCA program must be allocated to the same Investment Portfolios as your most recent allocations for Purchase Payments.

Your Purchase Payments and transfer requests must be allocated in accordance with the above investment allocation restrictions. We will reject any Purchase Payments or transfer requests that do not comply with the above investment allocation restrictions.

Rebalancing. We will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the investment allocation restrictions described above. We will also

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Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:

1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and

2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Annual Step-Up Death Benefit) for each day since the last Business Day and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day.

When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.

Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange, or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business Day).

Example:

On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Invesco Mid Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Invesco Mid Cap Value Portfolio is $13.90. We then divide $5,000 by $13.90

and credit your contract on Monday night with 359.71 Accumulation Units for the Invesco Mid Cap Value Portfolio.

Account Value

Account Value is equal to the sum of your interests in the Investment Portfolios and the EDCA account. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.

Replacement of Contracts

Exchange Programs. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the ~~Enhanced Dollar Cost Averaging~~ EDCA program or the Three Month Market Entry Program (see "Investment Options — Dollar Cost Averaging Programs"). Any additional Purchase Payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax-free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.

Other Exchanges. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.

We do not provide any investment advice and do not recommend or endorse any particular Investment Portfolio. You bear the risk of any decline in the Account Value of your contract resulting from the performance of the Investment Portfolios you have chosen.

We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

Brighthouse Funds Trust I

Brighthouse Funds Trust I is a mutual fund with multiple portfolios. Brighthouse Investment Advisers, LLC (Brighthouse Investment Advisers) is the investment manager of Brighthouse Funds Trust I. Brighthouse Investment Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios.

(See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

AB Global Dynamic Allocation Portfolio (Class B)*

Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)*

American Funds® Balanced Allocation Portfolio (Class C)

American Funds® Growth Allocation Portfolio (Class C)

American Funds® Growth Portfolio (Class C)

American Funds® Moderate Allocation Portfolio (Class C)

AQR Global Risk Balanced Portfolio (Class B)*

BlackRock Global Tactical Strategies Portfolio (Class B)*

BlackRock High Yield Portfolio (Class B)

Brighthouse Asset Allocation 100 Portfolio (Class B) (formerly MetLife Asset Allocation 100 Portfolio)

Brighthouse Balanced Plus Portfolio (Class B)* (formerly MetLife Balanced Plus Portfolio)

Brighthouse Small Cap Value Portfolio (Class B) (formerly MetLife Small Cap Value Portfolio)

Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B) (formerly Met/Aberdeen Emerging Markets Equity Portfolio)

Brighthouse/Eaton Vance Floating Rate Portfolio (Class B) (formerly Met/Eaton Vance Floating Rate Portfolio)

Brighthouse/Franklin Low Duration Total Return Portfolio (Class B) (formerly Met/Franklin Low Duration Total Return Portfolio)

Clarion Global Real Estate Portfolio (Class B)

ClearBridge Aggressive Growth Portfolio (Class B)

Goldman Sachs Mid Cap Value Portfolio (Class B)

Harris Oakmark International Portfolio (Class B)

Invesco Balanced-Risk Allocation Portfolio (Class B)*

Invesco Comstock Portfolio (Class B)

Invesco Mid Cap Value Portfolio (Class B)

Invesco Small Cap Growth Portfolio (Class B)

JPMorgan Core Bond Portfolio (Class B)

JPMorgan Global Active Allocation Portfolio (Class B)*

Loomis Sayles Global Markets Portfolio (Class B)

MetLife Multi-Index Targeted Risk Portfolio (Class B)*

MFS® Research International Portfolio (Class B)

PanAgora Global Diversified Risk Portfolio (Class B)*

PIMCO Inflation Protected Bond Portfolio (Class B)

PIMCO Total Return Portfolio (Class B)

Pyramis® Government Income Portfolio (Class B)*

Pyramis® Managed Risk Portfolio (Class B)*

Schroders Global Multi-Asset Portfolio (Class B)*

SSGA Growth and Income ETF Portfolio (Class B)

SSGA Growth ETF Portfolio (Class B)

(See "Restrictions on Frequent Transfers" and "Restrictions on Large Transfers" below.) We also may be required to suspend the right to transfers in certain circumstances (see "Access to Your Money – Suspension of Payments or Transfers"). We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from any Investment Portfolio, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:

- Your request for transfer must clearly state which Investment Portfolio(s) are involved in the transfer.

- Your request for transfer must clearly state how much the transfer is for.

- The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).

- You may not make a transfer to more than 18 Investment Portfolios at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 Investment Portfolios may be made by calling or writing our Annuity Service Center.

- If you have elected to add the GWB rider or the GLWB rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the "Purchase — Investment Allocation Restrictions for Certain Riders" section.

During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the

purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.

During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.

Transfers by Telephone or Other Means. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in Good Order. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information — Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or on a day when the New York Stock Exchange is not open, to be received on the next day the New York Stock Exchange is open (the next Business Day).

Pre-Scheduled Transfer Program. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging Programs, Three Month Market Entry and Automatic Rebalancing Programs.

Restrictions on Frequent Transfers. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Frequent transfers involving with the percentages you have chosen for the EDCA program, unless you specify otherwise.

Three Month Market Entry Program

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the ~~Enhanced Dollar-Cost Averaging~~ EDCA Program, except it is of three (3) months duration.

Automatic Rebalancing Program

Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death.

Example:

Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the MetLife Aggregate Bond Index Portfolio and 60% to be in the ClearBridge Aggressive Growth Portfolio. Over the next 2½ months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MetLife Aggregate Bond Index Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the MetLife Aggregate Bond Index Portfolio to bring its value back to 40% and use the money to buy more units in the ClearBridge Aggressive Growth Portfolio to increase those holdings to 60%.

Voting Rights

We are the legal owner of the Investment Portfolio shares. However, we believe that when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Substitution of Investment Options

If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion.

on the number of full months from the last contract anniversary to the date of the change.

If the Guaranteed Withdrawal Benefit rider is terminated because of the death of the Owner, Joint Owner or Annuitant (if the Owner is a non-natural person), or if the rider is cancelled pursuant to the cancellation provisions of the rider, no rider charge will be assessed based on the period from the most recent contract anniversary to the date the termination or cancellation takes effect.

The Guaranteed Withdrawal Benefit rider charge is not assessed while your Remaining Guaranteed Withdrawal Amount (see "Living Benefits — Guaranteed Withdrawal Benefit — Operation of the Guaranteed Withdrawal Benefit") equals zero.

The Guaranteed Withdrawal Benefit rider charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

We reserve the right to increase the Guaranteed Withdrawal Benefit rider charge upon an Automatic Annual Step-Up. The increased rider charge will apply after the contract anniversary on which the Automatic Annual Step-Up occurs. If an Automatic Annual Step-Up occurs under the Guaranteed Withdrawal Benefit rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. The GWB Maximum Fee Rate is 1.80%.

Guaranteed Lifetime Withdrawal Benefit — Rider Charge

The For contracts issued on and after _____, 2018, the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of 1.45%1.35% of the Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Enhanced Dollar Cost Averaging EDCA Program balance and Account Value in the Separate Account. For contracts

issued with the GLWB prior to _____, 20172018, the GLWB rider charge was 1.20% at contract issueis 1.20%.

We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If a GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the rider, no GLWB rider charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

Withdrawal Charge

We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then

2. The free withdrawal amount described below (deducted from Purchase Payments not previously

Premium and Other Taxes

We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on Purchase Payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.

Transfer Fee

We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

Income Taxes

We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

Investment Portfolio Expenses

There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.

5. ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity Date

Under the contract you can receive regular income payments (referred to as *Annuity Payments*). You can choose the month and year in which those payments begin. We call that date the *Annuity Date*. Your Annuity Date must be at least 30 days after we issue the contract and will be the first day of the calendar month unless, subject to our current established administrative procedures, we allow you to select another day of the month as your Annuity Date.

When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in New York State, restrictions imposed by your selling firm and our current established administrative procedures).

Please be aware that once your contract is annuitized, ~~you~~your Beneficiary (or Beneficiaries) is ineligible to receive the death benefit you have selected. Additionally, if you have selected a living benefit rider such as a Guaranteed Withdrawal Benefit or Guaranteed Lifetime Withdrawal Benefit, annuitizing your contract terminates the rider, including any death benefit or Guaranteed Principal Adjustment that may be provided by the rider.

Annuity Payments

You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.

If your contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money — Systematic Withdrawal Program"). While the GLWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.

It is important to note:

- If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

- If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.

- **If your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or because you make an Excess Withdrawal, lifetime payments are not available, no further benefits will be payable under the GLWB rider, and the GLWB rider will terminate.**

- If your contract has not been continued under Spousal Continuation described below, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table".)

- While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.

- **If you have selected the GLWB rider, you should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GLWB rider, because the Benefit Base may not be increased by the Rollup Rate and the GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal may result in a higher GLWB Withdrawal Rate.** If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

- At any time during the Accumulation Phase, you can elect to annuitize under current annuity rates in lieu of continuing the GLWB rider. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.

- **For contracts issued prior to _____, 2017̶2018 only:** You may elect to receive the commuted value of lifetime payments under the GLWB rider in a lump sum instead of lifetime payments. We will determine the amount of the lump sum as of the date the Account Value is reduced to zero, based on the Annual Benefit Payments due to you, not including any Remaining Annual Benefit Payment payable in the current Contract Year. When we determine the amount of the lump sum, we will calculate the present value by discounting the value of the stream of Annual Benefit Payments that would have been payable to you over

your expected lifetime. In calculating the present value, we will determine the amount and number of Annual Benefit Payments (that is, the number of payments you would have received over your expected lifetime), and the discount rate for calculating the present value of those payments, based on life expectancy assumptions and interest rate conditions at the time of the calculation. The lump sum we offer you will be at least 90% of the present value that was calculated and will be determined in a nondiscriminatory manner (as required in New York State). We will send you a Notice that specifies the amount of the Annual Benefit Payments, on the one hand, and the amount of the lump sum offered, on the other, so that you can make your decision as to which option to elect. You will have at least 45 days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received. Payment of the lump sum will terminate the contract and all obligations of the Company.

GLWB Variations. We currently offer two variations of the GLWB rider. The two variations are Level and Expedite. For contractrs issued on and after __________, ~~2017~~2018, these variations are referred to as "~~__________~~ FlexChoice Access Level" and "~~__________~~~~Expedite~~FlexChoice Access Expedite," For contracts issued prior to __________, ~~2017~~2018, ~~thee~~the variations are referred to as "FlexChoice Level" and "FlexChoice Expedite." The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.

Prior to issuance, you must select either:

- Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or
- Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

Managing Your Withdrawals. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. **If you do take an Excess Withdrawal, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value and reduce the Annual Benefit Payment to the new Benefit Base multiplied by the applicable GLWB Withdrawal Rate.** In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. **If you take a withdrawal prior to the Lifetime Withdrawal Age, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value. These reductions in the Benefit Base caused by withdrawals prior to the Lifetime Withdrawal Age, and in the Benefit Base and the Annual Benefit Payment caused by Excess Withdrawals, may be significant.** You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. **An Excess Withdrawal (or any withdrawal prior to Lifetime Withdrawal Age) that reduces the Account Value to zero will terminate the contract and cause lifetime payments to not be available.**

If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your Benefit Base and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix E, "Withdrawals – Withdrawals After the Lifetime Withdrawal Age – Excess Withdrawals."

GLWB RATE TABLE[~~TO BE UPDATED BY AMENDMENT~~]

Access Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Issue Age / Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[1]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)	
__/__/~~17~~ 18	—	[5.00]%	[10th] Contract Anniversary	59½	Minimum Issue Age: You must be at least age [~~60~~50] years old at contract issue. Minimum Spousal Age: Your Spouse's Date of Birth may not be more than [~~4~~10] years after your Date of Birth.	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	[4.00]%	[4.00]%	[3.00]%
						65 to less than 75	[5.00]%	[5.00]%	[~~3.60~~ 4.00]%
						75 to less than 80	[5.25]%	[5.25]%	[4.25]%
						80+	[5.75]%	[5.75]%	[4.75]%
~~05/02/16~~	~~__/__/17~~	~~5.00%~~	~~10th Contract Anniversary~~	~~59½~~	~~Minimum Issue Age: You must be at least age 60 years old at contract issue. Minimum Spousal Age: Your Spouse's Date of Birth may not be more than 4 years after your Date of Birth.~~	~~*Age at 1st Withdrawal After Age 59½*~~	~~*Withdrawal Rate*~~	~~*Single Lifetime Guarantee Rate*~~	~~*Joint Lifetime Guarantee Rate*~~
						~~59½ to less than 65~~	~~4.00%~~	~~4.00%~~	~~3.00%~~
						~~65 to less than 75~~	~~5.00%~~	~~5.00%~~	~~3.60%~~
						~~75 to less than 80~~	~~5.25%~~	~~5.25%~~	~~4.25%~~
						~~80+~~	~~5.75%~~	~~5.75%~~	~~4.75%~~

Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Issue Age / Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[1]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)	
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Minimum Issue Age: You must be at least age 60 years old at contract issue. Minimum Spousal Age: Your Spouse's Date of Birth may not be more than 4 years after your Date of Birth.	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	3.60%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

Access Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Issue Age / Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0[1])		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
__/__/~~17~~ 18	—	[5.00]%	[10th] Contract Anniversary	59½	Minimum Issue Age: You must be at least age [~~60~~50] years old at contract issue. — Minimum Spousal Age: Your Spouse's Date of Birth may not be more than [4 10] years after your Date of Birth.	59½ to less than 65	[5.00]%	79 or younger	[3.00]%	[2.00]%
								80+	[3.25]%	[2.25]%
						65 to less than 75	[6.00]%	79 or younger	[4.00]%	[3.00]%
								80+	[4.25]%	[3.25]%
						75 to less than 80	[6.00]%	79 or younger	[4.00]%	[3.00]%
								80+	[4.25]%	[3.25]%
						80+	[6.75]%	79 or younger	N/A	N/A
								80+	[5.00]%	[4.00]%
~~05/02/16~~	~~__/__/17~~	~~5.00%~~	~~10th Contract Anniversary~~	~~59½~~	~~Minimum Issue Age: You must be at least age 60 years old at contract issue. — Minimum Spousal Age: Your Spouse's Date of Birth may not be more than 4 years after your Date of Birth.~~	~~Age at 1st Withdrawal After Age 59½~~	~~Withdrawal Rate~~	~~Age When Account Value is Reduced to Zero~~	~~Single Lifetime Guarantee Rate~~	~~Joint Lifetime Guarantee Rate~~
						~~59½ to less than 65~~	~~5.00%~~	~~79 or younger~~	~~3.00%~~	~~2.00%~~
								~~80+~~	~~3.25%~~	~~2.25%~~
						~~65 to less than 75~~	~~6.00%~~	~~79 or younger~~	~~4.00%~~	~~3.00%~~
								~~80+~~	~~4.25%~~	~~3.25%~~
						~~75 to less than 80~~	~~6.00%~~	~~79 or younger~~	~~4.00%~~	~~3.00%~~
								~~80+~~	~~4.25%~~	~~3.25%~~
						~~80+~~	~~6.75%~~	~~79 or younger~~	~~N/A~~	~~N/A~~
								~~80+~~	~~5.00%~~	~~4.00%~~

Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Issue Age / Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0[1])		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						Age at 1st Withdrawal After Age 59½	Withdrawal Rate	Age When Account Value is Reduced to Zero	Single Lifetime Guarantee Rate	Joint Lifetime Guarantee Rate
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Minimum Issue Age: You must be at least age 60 years old at contract issue. — Minimum Spousal Age: Your Spouse's Date of Birth may not be more than 4 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

1. When the Account Value is greater than $0, only one GLWB Withdrawal Rate will apply. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age.

a subsidiary of, and controlled by, ~~MetLife~~Brighthouse Life Insurance Company and ultimately Brighthouse Financial, Inc. (BHF), a publicly-traded company. ~~(see~~Prior ~~"Planned Separation~~to August ~~from~~4, ~~MetLife~~2017, ~~Inc~~BHF was a subsidiary of~~.~~", ~~below~~and~~).~~ controlled by MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial ~~services to individuals and institutional customers~~service. The Company's executive offices are located at 285 Madison Avenue, New York, NY 10017.

Planned Separation from MetLife, Inc. ~~In January 2016, MetLife announced its plan to pursue the separation of a substantial portion of its U.S. retail business. In preparation for the planned separation, in August 2016 MetLife formed a new, wholly-owned Delaware holding company, Brighthouse Financial, Inc.(Brighthouse Financial), which filed a registration statement on Form 10 (the Form 10) with the U.S. Securities and Exchange Commission (the SEC) in October 2016, as amended in December 2016, reflecting MetLife's current initiative to conduct the separation in the form of a spin-off. To effect the separation, first, MetLife expects to undertake the restructuring described in more detail in the Form 10. The restructuring would result in future Brighthouse Financial subsidiaries, including the Company, being wholly-owned subsidiaries of Brighthouse Financial. Following the restructuring, MetLife, Inc. would distribute at least 80.1% of Brighthouse Financial's common stock to MetLife's shareholders (the Distribution), and Brighthouse Financial would become a separate, publicly-traded company. The separation remains subject to certain conditions including, among others, obtaining final approval from the MetLife board of directors, receipt of a favorable IRS ruling and an opinion from MetLife's tax advisor regarding certain U.S. federal income tax matters, receipt of the approval of state insurance and other regulatory authorities and an SEC declaration of the effectiveness of the Form 10. Following the Distribution, if it occurs, the Company will be a wholly-owned subsidiary of, and ultimately controlled by, Brighthouse Financial. MetLife currently plans to dispose of its remaining shares of Brighthouse Financial common stock as soon as practicable following the Distribution, but in no event later than five years after the Distribution. For more information about Brighthouse Financial and the Distribution, please see the most recent amendment to Brighthouse Financial's Form 10 (SEC File No. 001-37905), available via the SEC's EDGAR system on its website at https://www.sec.gov/edgar/searchedgar/companysearch.html. No assurances can be given regarding the final form the Distribution (or any alternative~~

~~separation transaction) may take or the specific terms thereof, or that the Distribution (or any other form of separation) will in fact occur. However, any separation transaction will not affect the terms or conditions of your variable contract. The Company will remain fully responsible for its contractual obligations to variable contract owners, and you should carefully consider the potential impact of any separation transaction that may occur on the the Company's financial strength and claims-paying ability.~~

The Separate Account

We have established a *Separate Account*, Brighthouse Variable Annuity Account B (Separate Account), to hold the assets that underlie the contracts. Prior to March 6, 2017, the Separate Account was known as First MetLife Investors Variable Annuity Account One however it changed its name pursuant to authorization and approval by our Board of Directors on August 24, 2016. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we will notify you of any such changes and we guarantee that the modification will not affect your Account Value.

We are obligated to pay all money we owe under the contracts — such as death benefits and income payments — even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Withdrawal Benefit, or optional Guaranteed Lifetime Withdrawal Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. Brighthouse is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, Brighthouse has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.

Distributor

We have entered into a distribution agreement with our affiliate, Brighthouse Securities, LLC (Distributor), 11225 North Community House Road, Charlotte, NC 28277, for the distribution of the contracts. Prior to March 6, 2017, the distributor of the contracts was MetLife Investors Distribution Company. ~~Distributor~~ Both the Company and Distributor are indirect, wholly owned subsidiaries of BHF. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including sales distribution expenses.

All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See the Investment Portfolio prospectuses for more information.) These payments range up to 0.55% of Separate Account assets invested in the particular Investment Portfolio.

Selling Firms

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with unaffiliated selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-

cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.

Compensation Paid to Selling Firms. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 8% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 1.20% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments (The Income Phase).") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items may include expenses for conference or seminar trips, certain gifts, prizes, and awards.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

Additional Compensation for Selected Selling Firms. We and Distributor have entered into distribution arrangements with certain selected unaffiliated selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of

APPENDIX B
Participating Investment Portfolios

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. **We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.** The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

Investment Portfolio	Investment Objective	Investment Adviser/Subadviser
Brighthouse Funds Trust I (formerly Met Investors Series Trust)		
AB Global Dynamic Allocation Portfolio — Class B*	Seeks capital appreciation and current income.	Brighthouse Investment Advisers, LLC Subadviser: AllianceBernstein L.P.
Allianz Global Investors Dynamic Multi-Asset Plus Portfolio — Class B*	Seeks total return.	Brighthouse Investment Advisers, LLC Subadviser: Allianz Global Investors U.S. LLC
American Funds® Balanced Allocation Portfolio — Class C	Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Investment Advisers, LLC
American Funds® Growth Allocation Portfolio — Class C	Seeks growth of capital.	Brighthouse Investment Advisers, LLC
American Funds® Growth Portfolio — Class C	Seeks to achieve growth of capital.	Brighthouse Investment Advisers, LLC; Capital Research and Management Company
American Funds® Moderate Allocation Portfolio — Class C	Seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Investment Advisers, LLC
AQR Global Risk Balanced Portfolio — Class B*	Seeks total return.	Brighthouse Investment Advisers, LLC Subadviser: AQR Capital Management, LLC
BlackRock Global Tactical Strategies Portfolio — Class B*	Seeks capital appreciation and current income.	Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.
BlackRock High Yield Portfolio — Class B	Seeks to maximize total return, consistent with income generation and prudent investment management.	Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.
Brighthouse Asset Allocation 100 Portfolio — Class B (formerly MetLife Asset Allocation 100 Portfolio)	Seeks growth of capital.	Brighthouse Investment Advisers, LLC
Brighthouse Balanced Plus Portfolio — Class B* (formerly MetLife Balanced Plus Portfolio)	Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Investment Advisers, LLC Subadviser: Overlay Portion: Pacific Investment Management Company LLC
Brighthouse Small Cap Value Portfolio — Class B (formerly MetLife Small Cap Value Portfolio)	Seeks long-term capital appreciation.	Brighthouse Investment Advisers, LLC Subadvisers: Delaware Investments Fund Advisers; Wells Capital Management Incorporated
Brighthouse/Aberdeen Emerging Markets Equity Portfolio — Class B (formerly Met/Aberdeen Emerging Markets Equity Portfolio)	Seeks capital appreciation.	Brighthouse Investment Advisers, LLC Subadviser: Aberdeen Asset Managers Limited
Brighthouse/Eaton Vance Floating Rate Portfolio — Class B (formerly Met/Eaton Vance Floating Rate Portfolio)	Seeks a high level of current income.	Brighthouse Investment Advisers, LLC Subadviser: Eaton Vance Management
Brighthouse/Franklin Low Duration Total Return Portfolio — Class B (formerly Met/Franklin Low Duration Total Return Portfolio)	Seeks a high level of current income, while seeking preservation of shareholders' capital.	Brighthouse Investment Advisers, LLC Subadviser: Franklin Advisers, Inc.

The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

and

BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B

Brighthouse Prime Options

~~May 1, 2017 (as revised~~ _________, ~~2017~~2018~~)~~

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company of NY (BLNY or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has 57 investment choices listed below. We restrict the investment choices available to you if you elect the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) — Series II

- Invesco V.I. Equity and Income Fund
- Invesco V.I. International Growth Fund

American Funds Insurance Series® — Class 4

- American Funds Bond Fund
- American Funds Global Growth Fund
- American Funds Global Small Capitalization Fund
- American Funds Growth-Income Fund

Brighthouse Funds Trust I

- AB Global Dynamic Allocation Portfolio — Class B
- Allianz Global Investors Dynamic Multi-Asset Plus Portfolio — Class B
- American Funds® Balanced Allocation Portfolio — Class C
- American Funds® Growth Portfolio — Class C
- American Funds® Moderate Allocation Portfolio — Class C
- AQR Global Risk Balanced Portfolio — Class B
- BlackRock Global Tactical Strategies Portfolio — Class B
- BlackRock High Yield Portfolio — Class B
- Brighthouse Asset Allocation 100 Portfolio — Class B
- Brighthouse Balanced Plus Portfolio — Class B
- Brighthouse/Aberdeen Emerging Markets Equity Portfolio — Class B
- Clarion Global Real Estate Portfolio — Class B
- Harris Oakmark International Portfolio — Class B
- Invesco Balanced-Risk Allocation Portfolio — Class B
- Invesco Comstock Portfolio — Class B
- Invesco Mid Cap Value Portfolio — Class B
- Invesco Small Cap Growth Portfolio — Class B
- JPMorgan Global Active Allocation Portfolio — Class B
- Loomis Sayles Global Markets Portfolio — Class B
- MetLife Multi-Index Targeted Risk Portfolio — Class B
- MFS® Research International Portfolio — Class B
- Morgan Stanley Mid Cap Growth Portfolio — Class B
- PanAgora Global Diversified Risk Portfolio — Class B
- Pyramis® Government Income Portfolio — Class B
- Pyramis® Managed Risk Portfolio — Class B
- Schroders Global Multi-Asset Portfolio — Class B
- SSGA Growth and Income ETF Portfolio — Class B
- T. Rowe Price Large Cap Value Portfolio — Class B

Brighthouse Funds Trust II

- BlackRock Bond Income Portfolio — Class B
- BlackRock Ultra-Short Term Bond Portfolio — Class B
- Brighthouse Asset Allocation 20 Portfolio — Class B
- Brighthouse Asset Allocation 40 Portfolio — Class B
- Brighthouse Asset Allocation 60 Portfolio — Class B
- Brighthouse Asset Allocation 80 Portfolio — Class B
- Brighthouse/Wellington Core Equity Opportunities Portfolio — Class B

Phase — although death benefit charges no longer continue in the Income Phase).

Mortality and Expense Charge. We assess a daily mortality and expense charge that is equal, on an annual basis, to a maximum of 1.15% of the average daily net asset value of each Investment Portfolio.

This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

Administration Charge. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

Death Benefit Rider Charge. If you select the optional Annual Step-Up Death Benefit rider, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to 0.25% of the average daily net asset value of each Investment Portfolio.

Account Fee

During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $50 from your contract as an account fee for the prior Contract Year

if the Account Value is less than $75,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $75,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.

Guaranteed Lifetime Withdrawal Benefit — Rider Charge

~~The~~ For contracts issued on and after _____, 2018, the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of ~~1.20%~~ 1.35% of the Benefit Base (see "Living ~~Benefit~~ Benefits — Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Account Value in the Separate Account. ~~We take amounts from the investment options that are~~ For contracts issued with the GLWB prior to _____, ~~part~~ 2018, ~~of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account~~ the GLWB rider charge is 1.20%.

We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will